1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 17, 2015

VIA EDGAR CORRESPONDENCE

Mr. John Grzeskiewicz
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Comments to Preliminary Proxy Statement for Alpine Global Consumer Growth Fund (the “Fund”), a series of Alpine Equity Trust (the “Trust”)
Investment Company Act File No. 811-05684

Dear Mr. Grzeskiewicz:

The Trust, on behalf of the Fund, filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission (the “Commission”) on January 30, 2015.  This letter responds to comments regarding the Proxy Statement that you provided in a telephone conversation on February 6, 2015 to Benjamin Haskin.  We have discussed the staff’s comments with representatives of the Trust.  For your convenience, the substance of those comments has been restated below.  The Trust’s response to each comment is set out immediately under the restated comment.

Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Proxy Statement.

Comment No. 1:    Please add disclosure that IRAs may be subject to tax upon liquidation of the Fund.

Response:    The Trust has added the following disclosure to the section entitled “General Tax Consequences”:  “An Individual Retirement Account (an “IRA”) is generally not taxable on investment income and gain from the Fund (assuming that the IRA did not incur debt to finance its investment in the Fund). Accordingly, the receipt by an IRA of a liquidating distribution should not be a taxable event for the IRA. However, if the IRA beneficiary receives the liquidating distribution (as opposed to the IRA reinvesting the liquidating distribution), then the liquidating distribution may be taxable to the IRA beneficiary. An IRA beneficiary may roll the liquidating distribution into another IRA within sixty (60) days of the date of the distribution in order to avoid having to include the liquidating distribution in his or her taxable income for the year. IRA owners should promptly provide instructions to the Fund with respect to a rollover of the liquidating distribution. For more information, IRA owners should contact Alpine Funds c/o Boston Financial Data Services, Inc., PO Box 8061, Boston, MA 02266, or by calling 1-888-785-5578.

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Shareholders should consult their tax advisors to determine the federal, state, and other income tax consequences of receiving the Liquidating Distribution with respect to their particular tax circumstances.”

Comment No. 2:    Please confirm that the Trust will be current on all filings with respect to the Fund as of the date of liquidation.

Response:    The Trust confirms that it will be current on all filings with respect to the Fund as of the date of liquidation.

Comment No. 3:    Please confirm that the Trust will find all shareholders and provide them the liquidation proceeds.

Response:    The Trust confirms that it will take reasonable steps to find all shareholders for distribution of their pro rata share of liquidation proceeds.

Comment No. 4:    Please confirm whether there are any issues with respect to the collectability of Fund receivables (e.g., will there be any uncollectible receivables that should be included as a liquidation cost?).

Response:    The Trust confirms that it is reviewing the collectability of Fund receivables.  To the extent that any Fund receivables are deemed uncollectible, the Fund’s Investment Adviser is bearing the costs of such receivables.

Comment No. 5:    Include the range of all liquidation costs in the Proxy Statement in accordance with FAS 5.  If, however, the Fund’s Investment Adviser is bearing all of the costs of liquidation, no additional disclosure is required.

Response:    The Trust confirms that the Fund’s Investment Adviser will bear all costs incurred in carrying out the Plan of Liquidation.

Comment No. 6:    Please confirm whether there are any outstanding receivables of the Investment Adviser with respect to the Fund.

Response:    There are no outstanding receivables of the Investment Adviser for which it expects to be paid by the Fund.

Comment No. 7:   The staff advises that the Fund discontinue selling additional shares.

Response:    The Trust confirms that sales of additional shares of the Fund have ceased.

If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1124.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

Enclosures

cc:	Matthew K. Breitman, Alpine Woods Capital Investors, LLC
Anne Choe, Willkie Farr & Gallagher LLP